Navigation Links          Click here to quickly move through the content of the Form 11-K filing.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
___________________

FORM 11-K

(Mark One)

     [x]          Annual Report pursuant to Section 15(d) of the Securities Exchange of 1934

For the fiscal year ended December 31, 2007

OR

     [  ]          Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ___  to ___

Commission File Number      1-13578

              A.          Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN

              B.          Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DOWNEY FINANCIAL CORP.
3501 Jamboree Road
Newport Beach, CA 92660

Page	Navigation Links

DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2007 and 2006

(With Report of Independent Registered Public Accounting Firm Thereon)

Page	Navigation Links

DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN

All other supplemental schedules omitted are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

Page	Navigation Links

Report of Independent Registered Public Accounting Firm

The 401(k) Committee
Downey Savings and Loan Association, F.A.
          Employees’ Retirement and Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Downey Savings and Loan Association, F.A. Employees’ Retirement and Savings Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with U. S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year), as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Los Angeles, California
June 25, 2008

Page	Navigation Links

DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN

Statements of Net Assets Available for Benefits

	December 31,

	2007	2006

Assets
Investments, at fair value:
Money market funds	$10,856,594	$9,775,970
Mutual funds	63,782,055	58,706,033
Downey Financial Corp. common stock	4,248,910	9,408,981
Participant loans	2,497,311	2,067,928

Total investments, at fair value	81,384,870	79,958,912
Receivables – other	1,279	35,885

Total assets	81,386,149	79,994,797

Liabilities
Excess contributions payable	129,025	205,946
Due to broker for securities purchased	-	31,383

Total liabilities	129,025	237,329

Net assets available for benefits	$81,257,124	$79,757,468

See accompanying notes to financial statements.

Page 2	Navigation Links

DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,

	2007	2006

Additions to net assets attributed to
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$(5,283,963)	$4,106,696
Interest and dividends	5,195,917	3,694,788

Total investment income (loss)	(88,046)	7,801,484
Investment expenses	-	(16,371)

Total investment income (loss), net	(88,046)	7,785,113

Contributions:
Employer	2,276,748	2,275,927
Participant	8,743,183	8,405,304

Total contributions	11,019,931	10,681,231

Total additions	10,931,885	18,466,344

Deductions from net assets attributed to
Benefits paid to participants	9,351,701	6,725,052
Administrative expense	80,528	66,978

Total deductions	9,432,229	6,792,030

Net increase	1,499,656	11,674,314
Net assets available for benefits
Beginning of year	79,757,468	68,083,154

End of year	$81,257,124	$79,757,468

See accompanying notes to financial statements.

Page 3	Navigation Links

DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements
December 31, 2007 and 2006

(1)          Description of the Plan

          (a)          General

The Downey Savings and Loan Association, F.A. Employees’ Retirement and Savings Plan (the Plan) was established as a profit-sharing plan on January 1, 1978 and was originally called the Employees’ Profit-Sharing Plan of Downey Savings and Loan Association. The Plan was amended and restated in its entirety as of October 1, 1997, July 1, 2002, and October 1, 2004 and continues to qualify as a qualified cash or deferred arrangement under the Internal Revenue Code Sections 401(a) and 401(k). The following description provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan that provides retirement benefits for eligible employees of Downey Savings and Loan Association, F.A., its affiliates, and subsidiaries (Downey or the Plan Administrator). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

          (b)          Administration of the Plan

The Plan is administered by Downey. Downey Savings and Loan Association, F.A. 401(k) Committee (the Committee) also administers the Plan and consists of at least three members and has the authority to control and manage the operation and administration of the Plan. The assets of the Plan are held in a nondiscretionary trust by Fidelity Management Trust Company as trustee and are administered under a trust agreement that requires the trustee hold, administer, and distribute the funds of the Plan in accordance with the text of the Plan agreement and the instructions of the Plan Administrator, the Committee, or its designees.

          (c)          Contributions

All employees of Downey are eligible to participate in the Plan after completing three full months of service, provided they are at least 18 years of age and are not (1) covered by a collective bargaining agreement, (2) a leased employee, (3) a nonresident alien who does not receive any earned income, or (4) an employee within the meaning of Internal Revenue Code Section 401 (c) (3). Participants may contribute up to 60% of their eligible compensation, not to exceed the Internal Revenue Service (IRS) limit in a calendar year ($15,500 and $15,000 in 2007 and 2006, respectively). In addition, participants who reach age 50 or older by December 31 of the Plan year may contribute an additional amount of their eligible compensation as a catch-up contribution as provided by the Economic Growth and Tax Relief Reconciliation Act. The limit for 2007 and 2006 is $5,000. Downey makes a matching contribution to participants that meet the previously mentioned eligibility requirements and that complete one year of service. Downey makes matching contributions equal to 50% of the participants’ pre-tax contributions subject to a maximum of 6% per pay period of eligible compensation. Participants may rollover into the Plan amounts representing distributions from other qualified plans.

          (d)          Participant Accounts

Each participant’s account is credited with the participant’s contributions, allocations of Downey’s matching contributions, and the Plan’s earnings and losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Page 4	Navigation Links

DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements – (Continued)
December 31, 2007 and 2006

          (e)          Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in Downey’s matching contributions plus actual earnings thereon is based on years of service. A participant vests at the rate of 20% after one year of service and 20% each year thereafter until 100% vesting is reached after five years of service. In addition, participants hired prior to July 1, 2002 become 100% vested if the sum of the participant’s age and years of service equals at least 60.

          (f)          Forfeited Accounts

At December 31, 2007 and 2006, forfeited accounts totaled $5,543 and $2,825, respectively. These accounts are first used to pay Plan expenses and then to reduce future employer contributions. For Plan years 2007 and 2006, forfeitures of $40,287 and $31,676, respectively, were used to pay Plan expenses, and $128,384 and $91,728, respectively, were used to reduce employer contributions.

          (g)          Participant Loans

Participants may borrow from their fund accounts for general purposes, as defined within the Plan. Participant loans are limited to the lesser of (1) 50% of the participant’s current vested fund balance, or (2) $50,000 reduced by the highest outstanding loan balance during the previous 12 months. The loans are secured by the balance in the participant’s account and bear a fixed rate of interest equal to prime plus 2.00% at the time the loan is originated, which ranged from 6.00% to 11.50% at December 31, 2007 and 2006. Participants pay $75 to establish a loan and then pay $6.25 on a quarterly basis for maintenance. Principal and interest is paid ratably through payroll deductions.

          (h)          Payments of Benefits

Upon termination of service, a participant may elect to remain in the Plan, or to receive either a single lump-sum payment in cash or Downey stock equal to the value of the vested interest in his or her account, or a series of substantially equal annual or more frequent installments over a period not to exceed five years.

          (i)          Administrative Expense

All administrative costs of the Plan, excluding fees for participant loans, are paid by Downey for active participants. Participants no longer employed by Downey are charged an annual maintenance fee, payable quarterly as a reduction from the participant’s account balance.

Page 5	Navigation Links

DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements – (Continued)
December 31, 2007 and 2006

(2)          Significant Accounting Policies

          (a)          Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

          (b)          Investment Valuation and Income Recognition

Publicly traded securities are carried at fair value based on published market quotations. Purchases and sales of investments are recorded on a specific identification and trade-date basis. Net appreciation or depreciation of investments includes both realized and unrealized gains and losses. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Participant loans are included in the statements of net assets available for benefits at their outstanding balance, which approximates fair value of the loans.

          (c)          Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

          (d)          Payment of Benefits

Benefits are recorded when paid.

          (e)          Recently Issued Accounting Standards

In February 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115" (Statement 159). Statement 159 gives the Plan the irrevocable option to carry most financial assets and liabilities at fair value that are not currently required to be measured at fair value. If the fair value option is elected, changes in fair value would be recorded in changes in net assets available for benefits at each subsequent reporting date. Statement 159 is effective for the Plan’s 2008 fiscal year. The Plan is currently evaluating the impact the adoption of this statement could have on its financial condition and changes in net assets available for benefits.

In September 2006, the FASB issued FASB Statement No. 157, "Fair Value Measurement" (Statement 157). Statement 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The Statement does not require any new fair value measures. The Statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The Plan is required to adopt Statement 157 beginning on January 1, 2008. Statement 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening net assets available for benefits in the year of adoption. In November 2007, the FASB proposed a one-year deferral of Statement 157’s fair-value measurement requirements for nonfinancial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis. The Plan is currently evaluating the impact of adopting Statement 157 on its financial condition and changes in net assets available for benefits.

          (f)          Recently Adopted Accounting Standards

Effective January 1, 2007, the Plan adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," an interpretation of FASB Statement 109 (FIN 48). FIN 48 addresses the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a threshold of more likely than not for recognition of tax benefits of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 also provides related guidance on measurement, derecognition, classification, interest and penalties, and disclosure. The adoption of FIN 48 did not have a material impact on the Plan’s financial statements.

Page 6	Navigation Links

DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements – (Continued)
December 31, 2007 and 2006

(3)          Investments

In accordance with the terms of the Plan’s investment policies, guidelines, and objectives, the Plan will offer a minimum of five investment options. Plan participants select the options they prefer and allocate their contributions among options as they deem appropriate.

On November 1, 2007, a cap on the amount of Downey stock that a participant may purchase through the 401(k) plan was implemented. The cap limits a participants contribution allocated into Downey stock each pay period to 20% of their 401(k) deferral. If their current election called for more than 20% of their deferral to be invested into Downey stock on November 1, 2007, their election was automatically reallocated so that 20% of their deferral was invested into Downey stock and the remaining percentage automatically defaulted to the age-appropriate Fidelity Freedom Fund. Participants had the opportunity to change their allocations by contacting Fidelity.

Participants whose investment in Downey stock represented 20% or more of their overall 401(k) account balance on November 1, 2007 were unable to allocate contributions to Downey stock until their position in Downey stock fell below the 20% overall limit.

The following table presents investments that represent 5% or more of the Plan’s net assets.

	December 31,

Investment	2007	2006

Equity securities:
Downey Financial Corp. Stock Fund	$4,248,910	$9,408,981
Mutual funds:
Fidelity Retirement Money Market Fund	10,856,594	9,775,970
Fidelity Low-Priced Stock Fund	9,460,260	10,854,756
Fidelity Puritan Fund	5,991,667	6,347,574
Fidelity Freedom 2020 Fund	4,812,254	4,066,637
Rainier Small/Mid Cap Stock Fund	4,726,750	-
Fidelity Spartan U.S. Equity Index Fund	4,544,493	4,649,523
Fidelity Freedom 2025 Fund	4,216,614	-
All other mutual funds less than 5%	30,030,017	32,787,543
Participant loans (less than 5%)	2,497,311	2,067,928

Total investments, at fair value	$81,384,870	$79,958,912

During 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Year Ended December 31,

	2007	2006

Mutual funds	$110,985	$3,425,200
Downey Financial Corp. Stock Fund	(5,394,948)	681,496

Net appreciation (depreciation) in fair value of investments	$(5,283,963)	$4,106,696

Page 7	Navigation Links

DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements – (Continued)
December 31, 2007 and 2006

(4)          Plan Termination

Although it has not expressed any intent to do so, Downey has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

(5)          Tax Status

The IRS has determined and informed Downey by a letter dated August 1, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s general counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(6)          Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Management Research, which is affiliated with Fidelity Management Trust Company, which is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest. Fees for the trust management services are paid by Downey.

(7)          Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The Plan allows participants to invest in the common stock of the Plan Sponsor, Downey. The Plan’s investment in the common stock of the Plan Sponsor was 5.2% and 11.8% of Plan assets as of December 31, 2007 and 2006, respectively.

(8)          Reconciliation of Financial Statements to Form 5500

The following table presents reconciliations of net assets available for benefits and total contributions per the financial statements to Form 5500 for the Plan year separately identified:

	Year Ended December 31,

	2007	2006

Net assets available for benefits per the financial statements	$81,257,124	$79,757,468
Add excess contributions	129,025	205,946

Net assets per Form 5500	$81,386,149	$79,963,414

Total contributions per financial statements	$11,019,931	$10,681,231
Add excess contributions	129,025	205,946
Less prior year excess contributions	(205,946)	(244,495)

Total contributions per Form 5500	$10,943,010	$10,642,682

Page 8	Navigation Links

DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements – (Continued)
December 31, 2007 and 2006

(9)          Subsequent Event

On June 3, 2008, the Downey stock investment option will no longer be available for new 401(k) contributions or for the transfer of funds from other 401(k) Plan investment options. Participants may revise their investment elections such that Downey stock is no longer one of the elections for new contributions. If participants do not change their investment election to eliminate new contributions into Downey stock prior to June 3, 2008, then all of their new contributions that would have been invested in Downey stock will automatically be invested in the age-appropriate Fidelity Freedom Fund. Furthermore, as of June 1, 2011, there will no longer be a Downey stock investment option in the 401(k) Plan. Participants will need to transfer their balance to any other investment options the Plan offers no later than May 31, 2011. If participants do not transfer all of their balance in Downey stock by May 31, 2011, their remaining balance will be automatically transferred to the age-appropriate Fidelity Freedom Fund.

Downey’s stock price declined from $31.11 at December 31, 2007 to $3.14 at June 24, 2008.

Page 9	Navigation Links

DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2007

		Description of investment
		including maturity date, rate
Identity of issue, borrower,		of interest, collateral, par, or
lessor, or similar party		maturity value	Current value

*	Downey Financial Corp. Stock Fund	136,577 shares common stock	$4,248,910
*	Fidelity Retirement Money Market Fund	Money market fund	10,856,594
	PIMCO Low Duration Institutional Fund	294,949 shares mutual fund	2,981,930
	PIMCO Total Return Admin Fund	66,313 shares mutual fund	708,890
	Rainier Small/Mid Cap Stock Fund	118,080 shares mutual fund	4,726,750
	American Beacon Large Cap Value Fund	33,859 shares mutual fund	794,669
	Neuberger Berman International Fund	22,317 shares mutual fund	466,425
	Neuberger Berman Partners Fund	17,318 shares mutual fund	568,370
*	Fidelity Low-Priced Stock Fund	230,009 shares mutual fund	9,460,260
*	Fidelity Puritan Fund	314,854 shares mutual fund	5,991,667
*	Fidelity Spartan U.S. Equity Index Fund	87,562 shares mutual fund	4,544,493
*	Fidelity Value Fund	40,037 shares mutual fund	3,003,188
*	Fidelity Freedom Income Fund	149,773shares mutual fund	1,714,897
*	Fidelity Spartan International Index Fund	25,367 shares mutual fund	1,199,844
*	Fidelity International Discovery Fund	75,776 shares mutual fund	3,264,414
*	Fidelity Small Cap Stock Fund	49,602 shares mutual fund	864,556
*	Fidelity Capital Appreciation Fund	38,407 shares mutual fund	1,027,765
*	Fidelity Freedom 2000 Fund	17,836 shares mutual fund	220,627
*	Fidelity Freedom 2005 Fund	24,161 shares mutual fund	284,860
*	Fidelity Freedom 2010 Fund	150,765 shares mutual fund	2,234,341
*	Fidelity Freedom 2015 Fund	203,899 shares mutual fund	2,542,627
*	Fidelity Freedom 2020 Fund	304,380 shares mutual fund	4,812,254
*	Fidelity Freedom 2025 Fund	319,925 shares mutual fund	4,216,614
*	Fidelity Freedom 2030 Fund	245,770 shares mutual fund	4,060,117
*	Fidelity Freedom 2035 Fund	136,692 shares mutual fund	1,869,945
*	Fidelity Freedom 2040 Fund	215,967 shares mutual fund	2,101,355
*	Fidelity Freedom 2045 Fund	7,346 shares mutual fund	83,377
*	Fidelity Freedom 2050 Fund	3,309 shares mutual fund	37,820
*	Participants loans	Participant loans (interest rates
		from 6.00% to 11.50%)	2,497,311

	Total investments, at fair value		$81,384,870

* Denotes a party-in-interest.

See accompanying report of Independent Registered Public Accounting Firm.

Page 10	Navigation Links

REQUIRED INFORMATION

I.          Financial Statements.

Financial statements and schedule prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, together with independent auditors’ report thereon.

II.          Exhibits:

99.C1 Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A. EMPLOYEES’ RETIREMENT AND SAVINGS PLAN

Date: June 25, 2008	By /s/ Brian E. Côté Brian E. Côté Member, 401(k)Committee

Page 10	Navigation Links

NAVIGATION   LINKS

  FORM 11-K Cover Page
  Employees’ Retirement and Savings Plan Report
  Required Information
  Signatures